As filed with the Securities and Exchange Commission on June 1, 2018

Securities Act File No. 333-222219

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 1

(Check appropriate box or boxes)

Aberdeen Emerging Markets Equity Income Fund, Inc.

(Exact Name of Registrant as Specified in Charter)

1735 Market Street, 32nd Floor

Philadelphia, Pennsylvania 19103

(Address of Principal Executive Offices) (Zip Code)

(800) 522-5465

(Registrant’s Telephone Number, including Area Code)

Lucia Sitar, Esquire

c/o Aberdeen Asset Management Inc.

1735 Market Street, 32nd Floor

Philadelphia, Pennsylvania 19103

(Name and Address of Agent for Service of Process)

With Copies to:

Rose F. DiMartino, Esquire

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

EXPLANATORY NOTE

This Post-Effective Amendment is being filed solely for the purpose of filing exhibits to the Registration Statement on Form N-14 (File No. 333-222219) (the “Registration Statement”). The Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on February 16, 2018 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (Accession No. 0001104659-18-010288), are incorporated herein by reference.

PART C: OTHER INFORMATION

Item 15. Indemnification

Section 2-418 of the General Corporate Law of Maryland, the state in which the Registrant was organized, empowers a corporation, subject to certain limitations, to indemnify its directors and officers against expenses (including attorney’s fees, judgments, fines and certain settlements), including the advancement of expenses, actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party. In order to obtain advancements on expenses a director or officer must, among other requirements stated in the Registrant’s bylaws, provide a written affirmation of good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any advance if it is determined that such standard was not met. Indemnification of directors and officers will not be provided when a director or officer shows willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office. The indemnification of directors and officers continues after such person has ceased being a director or officer, with regard to the duties performed while employed or in offices with the Registrant, and the benefits of indemnification inure to the heirs, executors and administrators of such person. Employees and agents who are not directors or officers of the Registrant may be indemnified.

The Registrant’s by-laws provide:

Article 5.2. Indemnity.

(a) The Company shall indemnify its directors to the fullest extent that indemnification of directors is permitted by the Maryland General Company Law. The Company shall indemnify its officers to the same extent as its directors and to such further extent as is consistent with law. The Company shall indemnify its directors and officers who while serving as directors or officers, also serve at the request of the Company as a director, officer, partner, trustee, employee, agent or fiduciary of another Company, partnership, joint venture, trust, other enterprise or employee benefit plan to the fullest extent consistent with law. The indemnification and other rights provided by this Article shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. This Article shall not protect any such person against any liability to the Company or any Stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (“disabling conduct”).

(b) Any current or former director or officer of the Company seeking indemnification within the scope of this Article shall be entitled to advances from the Company for payment of the reasonable expenses incurred by him in connection with the matter as to which he is seeking indemnification in the manner and to the fullest extent permissible under the Maryland General Company Law. The person seeking indemnification shall provide to the Company a written affirmation of his good faith belief that the standard of conduct necessary for indemnification by the Company has been met and a written undertaking to repay any such advance if it should ultimately be determined that the standard of conduct has not been met. In addition, at least one of the following conditions shall be met: (i) the person seeking indemnification shall provide security in form and amount acceptable to the Company for his undertaking; (ii) the Company is insured against losses arising by reason of the advance; or (iii) a majority of a quorum of directors of the Company who are neither “interested persons” as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, nor parties to the proceeding (“disinterested non-party directors”), or independent legal counsel, in a written opinion, shall have determined, based on a review of facts readily available to the Company at the time the advance is proposed to be made, that there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

(c) At the request of any person claiming indemnification under this Article, the Board of Directors shall determine, or cause to be determined, in a manner consistent with the Maryland General Company Law, whether the standards required by this Article have been met.

Indemnification shall be made only following: (i) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified was not liable by reason of disabling conduct or (ii) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the person to be indemnified was not liable by reason of disabling conduct by (a) the vote of a majority of a quorum of disinterested non-party Directors or (b) an independent legal counsel in a written opinion.

(d) Employees and agents who are not officers or Directors of the Company may be indemnified, and reasonable expenses may be advanced to such employees or agents, as may be provided by action of the Board of Directors or by contract, subject to any limitations imposed by the Investment Company Act of 1940.

(e) The Board of Directors may make further provision consistent with law for indemnification and advance of expenses to directors, officers, employees and agents by resolution, agreement or otherwise. The indemnification provided by this Article shall not be deemed exclusive of any other right, with respect to indemnification or otherwise, to which those seeking indemnification may be entitled under any insurance or other agreement or resolution of Stockholders or disinterested directors or otherwise.

(f) References in this Article are to the Maryland General Company Law and to the Investment Company Act of 1940 as from time to time amended. No amendment of these Bylaws shall affect any right of any person under this Article based on any event, omission or proceeding prior to the amendment.

Article 5.3. Insurance. The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company or who, while a director, officer, employee or agent of the Company, is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan, against any liability asserted against and incurred by such person in any such capacity or arising out of such person’s position; provided that no insurance may be purchased by the Company on behalf of any person against any liability to the Company or to its Stockholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Item 16. Exhibits

1. (a) Articles of Incorporation of the Fund dated January 27, 1989 incorporated by reference to Exhibit EX99.(A)(1) to the Registration Statement for the Fund on Form N-2/A (SEC Accession No. 0001104659-11-020396) filed on April 15, 2011 (“Pre-Effective Amendment No. 2”).

(b) Articles Supplementary dated as of August 14, 2008 incorporated by reference to Exhibit 77Q1a to the Annual Report for the Fund on Form NSAR-B file no. 811-05770 filed on March 2, 2009.

(c) Articles Supplementary dated as of May 4, 2009 incorporated by reference to Exhibit EX99.(A)(3) to Pre-Effective Amendment No. 2.

(d) Articles of Amendment dated as of March 24, 2010 incorporated by reference to Exhibit EX99.(A)(4) to Pre-Effective Amendment No. 2.

2. (a) Amended and Restated By-Laws of the Fund dated as of April 26, 2006 incorporated by reference to Exhibit 77Q1a to the Semiannual Report for the Fund on Form NSAR-A file no. 811-05770 filed on August 29, 2006.

(b) Amendment to the Amended and Restated By-Laws of the Fund dated as of August 31, 2006 incorporated by reference to Exhibit EX99.(B)(4) to Pre-Effective Amendment No. 2.

(c) Amendment to the Amended and Restated By-Laws of the Fund dated as of May 17, 2007 incorporated by reference to Exhibit 77Q1a to the Annual Report for the Fund on Form NSAR-B file no. 811-05770 filed on August 28, 2007.

(d) Amendment to the Amended and Restated By-Laws of the Fund dated as of December 7, 2010 incorporated by reference to Exhibit EX99.(B)(4) to Pre-Effective Amendment No. 2.

(e) Amendment to the Amended and Restated By-Laws of the Fund dated as of March 8, 2011 incorporated by reference to Exhibit EX99.(B)(5) to Pre-Effective Amendment No. 2.

(f) Amendment to the Amended and Restated By-Laws of the Fund dated as of September 30, 2015 incorporated by reference to Exhibit 77Q1 to the Annual Report for the Fund on Form NSAR-B/A file no. 811-05770 filed on March 2, 2017.

(g) Amendment to the Amended and Restated By-Laws of the Fund dated as of January 15, 2017 incorporated by reference to Exhibit 77Q1 to the Annual Report for the Fund on Form NSAR-B/A file no. 811-05770 filed on March 2, 2017.

3. Not Applicable.

4. Form of Agreement and Plan of Reorganization attached as Appendix A to the Joint Proxy Statement/Prospectus is incorporated herein by reference.

5. Article 6 of the Fund’s By-Laws (Bylaw-Six: Stock); see Exhibit 99.b3 Amendment to the Amended and Restated By-Laws of the Fund dated as of May 17, 2007.

6. (a) Investment Advisory Agreement between the Registrant and Aberdeen Asset Managers Limited dated as of March 1, 2012 incorporated by reference to Exhibit EX99.(g)(1) to the Registration Statement for the Fund on Form N-2 (SEC Accession No. 0001104659-12-029851) filed on April 27, 2012.

(b) Form of Amendment to the Investment Advisory Agreement between the Registrant and Aberdeen Asset Managers Limited is incorporated by reference to Exhibit EX-99.6(b) to the Registration Statement for the Fund on Form N-14 8C (SEC Accession No. 0001104659-17-068764) filed on November 15, 2017.

7. Not applicable.

8. Not Applicable.

9. (a) Amended and Restated Master Custodian Agreement between the Registrant and State Street Bank and Trust Company (the “Amended and Restated Master Custodian Agreement”) dated June 1, 2010 is incorporated by reference to Exhibit EX-99.9(a) to the Registration Statement for the Fund on Form N-14 8C (SEC Accession No. 0001104659-17-068764) filed on November 15, 2017.

(b)         Amendment dated January 29, 2014 to the Amended and Restated Master Custodian Agreement is incorporated by reference to Exhibit EX-99.9(b) to the Registration Statement for the Fund on Form N-14 8C (SEC Accession No. 0001104659-17-068764) filed on November 15, 2017.

(c)          Amendment dated March 5, 2014 to the Amended and Restated Master Custodian Agreement is incorporated by reference to Exhibit EX-99.9(c) to the Registration Statement for the Fund on Form N-14 8C (SEC Accession No. 0001104659-17-068764) filed on November 15, 2017.

(d)         Amendment dated June 1, 2015 to the Amended and Restated Master Custodian Agreement is incorporated by reference to Exhibit EX-99.9(d) to the Registration Statement for the Fund on Form N-14 8C (SEC Accession No. 0001104659-17-068764) filed on November 15, 2017.

10. Not Applicable.

11. (a)             Opinion and Consent of Counsel that shares will be legally issued, fully paid and non-assessable is incorporated by reference to Exhibit EX-99.11(a) to the Registration Statement for the Fund on Form N-14 8C (SEC Accession No. 0001104659-18-008502) filed on February 12, 2018.

(b)         Opinion and Consent of Counsel that shares will be legally issued, fully paid and non-assessable, is filed herewith.

12.                               Opinion of Willkie Farr & Gallagher LLP with respect to tax matters, is filed herewith.

13. (a) Fund Administration Agreement between the Registrant and Aberdeen Asset Management Inc. (“AAMI”) dated April 1, 2014 is incorporated by reference to Exhibit EX-99.13(a) to the Registration Statement for the Fund on Form N-14 8C (SEC Accession No. 0001104659-17-068764) filed on November 15, 2017.

(b) Sub-Administration Agreement between AAMI and State Street Bank and Trust Company dated February 26, 2010 is incorporated by reference to Exhibit EX-99.13(b) to the Registration Statement for the Fund on Form N-14 8C (SEC Accession No. 0001104659-17-068764) filed on November 15, 2017.

(c) Additional Funds Letter and Updated Schedule A to the Sub-Administration Agreement between AAMI and State Street Bank and Trust Company dated January 29, 2014 is incorporated by reference to Exhibit EX-99.13(c) to the Registration Statement for the Fund on Form N-14 8C (SEC Accession No. 0001104659-17-068764) filed on November 15, 2017.

(d) Amendment to the Sub-Administration Agreement between AAMI and State Street Bank and Trust Company dated June 1, 2015 is incorporated by reference to Exhibit EX-99.13(d) to the Registration Statement for the Fund on Form N-14 8C (SEC Accession No. 0001104659-17-068764) filed on November 15, 2017.

(e) Chilean Administration Agreement between the Fund, Bea Associates, and Bea Administration, Administradora de Fondos de Inversion de Capital Extranjero S.A. dated as of November 4, 1997 incorporated by reference to Exhibit EX99.(K)(5) to Pre-Effective Amendment No. 2.

(f) Chilean Sub-Administration Agreement between the Fund, Bea Administration, Administradora de Fondos de Inversion de Capital Extranjero S.A., and Celfin Servicios Financieros Limitada dated as of November 4, 1997 incorporated by reference to Exhibit EX99.(K)(6) to Pre-Effective Amendment No. 2.

(g) Foreign Investment Contract with the Central Bank of Chile, dated August 10, 1989 and an English translation thereof incorporated by reference to Exhibit EX99.(K)(7) to Pre-Effective Amendment No. 2.

(h) Foreign Investment Contract with the Central Bank of Chile, dated August 25, 1993 and an English translation thereof incorporated by reference to Exhibit EX99.(K)(8) to Pre-Effective Amendment No. 2.

(i) Foreign Investment Contract with the Central Bank of Chile dated January 13, 2012 incorporated by reference to Exhibit EX99.(K)(9) to Post-Effective Amendment No. 3 to the Registration Statement for the Fund on Form N-2 (SEC Accession No. 0001104659-12-032002) filed on May 2, 2012.

(j) 1989 Exchange Contract with the Central Bank of Chile and an English Translation thereof incorporated by reference to Exhibit EX99.(K)(10) to Pre-Effective Amendment No. 2.

(k) Registrar, Transfer Agency and Service Agreement between the Fund, EquiServe Trust Company, N.A., and EquiServe, Inc. dated as of March 1, 2003 incorporated by reference to Exhibit EX99.(K)(1) to Pre-Effective Amendment No. 2.

(l) Amendment to the Fee and Service Schedule for Stock Transfer Services between the Fund, EquiServe Trust Company, N.A., and EquiServe, Inc. dated March 1, 2003 incorporated by reference to Exhibit EX99.(K)(2) to Pre-Effective Amendment No. 2.

(m)Second Amendment to the Registrar Transfer Agency and Service Agreement between the Fund, Computershare Inc. (formerly, EquiServe, Inc.), and Computershare Trust Company, N.A. (formerly EquiServe Trust Company, N.A.) dated September 24, 2010 incorporated by reference to Exhibit EX99.(K)(3) to Pre-Effective Amendment No. 2.

(n) Third Amendment to the Registrar Transfer Agency and Service Agreement between the Fund, Computershare Inc. (formerly, EquiServe, Inc.), and Computershare Trust Company, N.A. (formerly EquiServe Trust Company, N.A.) dated December 4, 2012 is incorporated by reference to Exhibit EX-99.13(n) to the Registration Statement for the Fund on Form N-14 8C (SEC Accession No. 0001104659-17-068764) filed on November 15, 2017.

(o) Amendment to the Fee and Service Schedule for Stock Transfer Services between the Fund, EquiServe Trust Company, N.A., and EquiServe, Inc. dated January 1, 2016 is incorporated by reference to Exhibit EX-99.13(o) to the Registration Statement for the Fund on Form N-14 8C (SEC Accession No. 0001104659-17-068764) filed on November 15, 2017.

(p) Form of Expense Limitation Agreement between Aberdeen Emerging Markets Equity Income Fund, Inc. and AAMI is incorporated by reference to Exhibit EX-99.13(p) to the Registration Statement for the Fund on Form N-14 8C (SEC Accession No. 0001104659-17-068764) filed on November 15, 2017.

(q) Indemnification Agreement between the Fund and the Fund’s Director (Rappaport) dated as of May 18, 2006 incorporated by reference to Exhibit EX99.(K)(11)(ii) to Pre-Effective Amendment No. 2.

(r) Indemnification Agreement between the Fund and the Fund’s Director (Fox) dated as of May 18, 2006 incorporated by reference to Exhibit EX99.(K)(11)(iii) to Pre-Effective Amendment No. 2.

(s) Indemnification Agreement between the Fund and the Fund’s Director (Cattano) dated as of February 9, 1999 incorporated by reference to Exhibit EX99.(K)(11)(iv) to Pre-Effective Amendment No. 2.

(t) Indemnification Agreement between the Fund and the Fund’s Directors (Arzac) dated as of February 9, 1999 incorporated by reference to Exhibit EX99.(K)(11)(v) to Pre-Effective Amendment No. 2.

14. (a) Consent of KPMG LLP, independent registered public accounting firm for the Fund, is incorporated by reference to Exhibit EX-99.14(b) to the Registration Statement for the Fund on Form N-14 8C (SEC Accession No. 0001104659-18-010046) filed on February 15, 2018.

(b) Consent of PricewaterhouseCoopers LLP (“PwC”), prior independent registered public accounting firm for the Fund, is incorporated by reference to Exhibit EX-99.14(b) to the Registration Statement for the Fund on Form N-14 8C (SEC Accession No. 0001104659-18-010046) filed on February 15, 2018.

15. Not Applicable.

16. (a) Power of Attorney with respect to the Registrant for Enrique Arzac, Lawrence Fox, James Cattano and Steven Rappaport is incorporated by reference to Exhibit EX-99.16(a) to the Registration Statement for the Fund on Form N-14 8C (SEC Accession No. 0001104659-17-068764) filed on November 15, 2017.

(b) Power of Attorney with respect to the Registrant for Christian Pittard and Andrea Melia is incorporated by reference to Exhibit EX-99.16(b) to the Registration Statement for the Fund on Form N-14 8C (SEC Accession No. 0001104659-17-068764) filed on November 15, 2017.

(c) Officer’s Certificate is incorporated by reference to Exhibit EX-99.16(c) to the Registration Statement for the Fund on Form N-14 8C (SEC Accession No. 0001104659-17-068764) filed on November 15, 2017.

(d) Power of Attorney with respect to the Registrant for Nancy Yao Maasbach, C. William Maher and Rahn K. Porter is incorporated by reference to Exhibit EX-99.16(d) to the Registration Statement for the Fund on Form N-14 8C (SEC Accession No. 0001104659-18-037683) filed on June 1, 2018.

17. Form of Proxy Card is incorporated by reference to Exhibit EX-99.17 to the Registration Statement for the Fund on Form N-14 8C (SEC Accession No. 0001104659-18-008502) filed on February 12, 2018.

Item 17. Undertakings

1. The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

2. The undersigned Registrant agrees that every prospectus that is filed under paragraph 1 above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of Philadelphia, and the Commonwealth of Pennsylvania on the 1st day of June, 2018.

Aberdeen Emerging Markets Equity Income Fund, Inc.

Registrant

By:	/s/ Christian Pittard(1)
Christian Pittard

President and Chief Executive Officer of Aberdeen Emerging Markets Equity Income Fund, Inc.

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Christian Pittard(1)	President and Chief Executive Officer	June 1, 2018
Christian Pittard

/s/ Andrea Melia(1)	Treasurer, Chief Financial Officer and Principal	June 1, 2018
Andrea Melia	Accounting Officer

/s/ James J. Cattano(1)	Director	June 1, 2018
James J. Cattano

/s/ Lawrence J. Fox(1)	Director	June 1, 2018
Lawrence J. Fox

/s/ Steven N. Rappaport(1)	Chairman of the Board	June 1, 2018
Steven N. Rappaport

/s/ Nancy Yao Maasbach (1)	Director	June 1, 2018
Nancy Yao Maasbach

/s/ C. William Maher (1)	Director	June 1, 2018
C. William Maher

/s/ Rahn K. Porter (1)	Director	June 1, 2018
Rahn K. Porter

By:	/s/ Lucia Sitar	June 1, 2018
Lucia Sitar
Attorney In Fact

(1)         Pursuant to a power of attorney incorporated herein by reference.

Exhibit Index

EX-99.11.b	Opinion and Consent of Counsel that shares will be legally issued, fully paid and non-assessable

EX-99.12	Opinion of Willkie Farr & Gallagher LLP with respect to tax matters